Exhibit 12.1

CELLDEX THERAPEUTICS, INC.
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES

	Nine Months Ended
	September 30,	Year Ended December 31,
	2016	2015	2014	2013	2012	2011
		(In thousands)
Loss from continuing operations before taxes	$(98,064)	$(129,541)	$(122,430)	$(81,442)	$(58,077)	$(43,399)
Fixed Charges:
Interest expensed and amortization of debt discount	—	—	—	927	1,576	1,796
Estimate of interest within rental expense(2)	817	949	906	883	838	841
Total fixed charges	817	949	906	1,810	2,414	2,637
Loss as defined for ratio to fixed charges	$(97,427)	$(128,592)	$(121,524)	$(79,632)	$(55,663)	$(40,762)
Ratio of earnings to fixed charges	(1)	(1)	(1)	(1)	(1)	(1)

(1)                                 Due to our losses from continuing operations for the nine months ended September 30, 2016 and for the years ended December 31, 2015, 2014, 2013, 2012 and 2011 earnings were insufficient to cover fixed charges by $98.1 million, $129.5 million, $122.4 million, $81.4 million, $58.1 million, and $43.3 million, respectively. For this reason, no ratios are provided.

(2)                                 Interest component on rentals estimated to be one-third of rentals.